Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **ALLIED GOLD LIMITED**	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	23 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect (Zurich Bay Holdings Pty Ltd)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Caruso is a director of Zurich Bay Holdings Pty Ltd and has a relevant interest in that company's issued capital.
Date of change	15 December 2006
No. of securities held prior to change	1,144,468 ORDINARY SHARES (HELD BOTH DIRECTLY AND INDIRECTLY) 1,000,000 LISTED OPTIONS 2,000,000 UNLISTED OPTIONS
Class	FULLY PAID ORDINARY SHARES
Number acquired	800,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$256,000
No. of securities held after change	1,944,468 ORDINARY SHARES (HELD BOTH DIRECTLY AND INDIRECTLY) 1,000,000 LISTED OPTIONS 2,000,000 UNLISTED OPTIONS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.